EXHIBIT (d)(12)


CONTACT: Corporate Communications
         404/715-2533

                 DELTA COMPLETES ACQUISITION OF COMAIR HOLDINGS

         ATLANTA, Jan, 11, 2000 -- Delta Air Lines announced today that it has completed its acquisition of Comair Holdings, Inc. Comair Holdings owns all of the outstanding shares of COMAIR, Inc. (COMAIR), a Delta Connection carrier.

         As a result of the completion of the acquisition, Comair Holdings is now a wholly owned subsidiary of Delta and each outstanding share of Comair Holdings common stock was converted into the right to receive $23.50 per share in cash, without interest.

         Delta also stated that instructions will be mailed shortly to former Comair Holdings shareholders regarding the procedures to follow to receive payment for their shares.

         "COMAIR is a highly successful regional airline, and this acquisition by Delta will permit both airlines to further improve customer service," said Frederick Reid, Delta's executive vice president and chief marketing officer, who also serves as chairman of COMAIR, Atlantic Southeast Airlines (ASA) and Delta Connection Inc., a new Delta subsidiary that manages the Delta Connection program.

         "Delta and COMAIR now will be able to provide more integrated schedules and more innovative use of regional jets across Delta's route system," Reid said. "Regional jets support growth of Delta's mainline service through enhanced traffic feed to our hubs, while freeing Delta jets for more profitable and efficient use on longer-haul flights and new destinations."

         Delta, named Airline of the Year by Air Transport World magazine and "Best-Managed Major Airline" for 1999 by Aviation Week & Space Technology magazine, is the world's most flown carrier. A record 106 million passengers traveled on Delta in 1999. Delta, Delta Express, Delta Shuttle, the Delta Connection carriers and Delta's Worldwide Partners operate 5,423 flights each day to 365 cities in 60 countries. Delta's Web site is www.delta-air.com.

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         COMAIR, a Delta Connection airline named "Best-Managed Regional
Airline" in 1999 by Aviation Week & Space Technology magazine, serves more than
6.4 million customers annually through its hubs in Cincinnati and Orlando, Fla. The airline serves 89 cities in 32 states and three countries with the largest fleet of regional jets in the world.

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